Creating Central Virginia’s Preeminent Community Bank Investor Presentation May 14, 2019 Filed by Blue Ridge Bankshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934   Subject Companies: Virginia Community Bankshares, Inc.

Disclosure Additional Information About the Merger and Where to Find It In connection with the proposed merger, Blue Ridge Bankshares, Inc. (“BRBS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a joint proxy statement/prospectus to be mailed to shareholders of both BRBS and Virginia Community Bankshares, Inc. (“VCBS”). SECURITY HOLDERS OF BRBS AND VCBS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BRBS, VCBS AND THE PROPOSED MERGER TRANSACTION. Security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, once they are filed, free of charge, by requesting them in writing from Brian K. Plum, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, or by telephone at (540) 743-6521, or from A. Preston Moore, Jr., Virginia Community Bankshares, Inc., 408 East Main Street, Louisa, Virginia 23093, or by telephone at (540) 967-2111. BRBS, VCBS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BRBS and VCBS in connection with the proposed merger. Information about the directors and executive officers of BRBS and VCBS will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of each document as described in the preceding paragraph. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Safe Harbor Regarding Forward-Looking Statements This presentation contains forward-looking statements regarding BRBS, VCBS and the proposed merger. Forward-looking statements are typically identified by words such as “believe,” “expect”, “anticipate”, “intend”, “target”, “estimate”, “continue”, “positions”, “prospects”, “potential”, “would”, “should”, “could”, “will” or “may”. These statements include, without limitation, BRBS’s and VCBS’s expectations regarding the combined company’s increased products and services, the benefit from expanding the business footprint, the quality and financial standing of the respective companies, the strategic benefit of the merger, the quality, quantity and timing of earnings accretion, the vision and decision-making of management, the future financial performance of the combined entity and the likelihood or timing of the closing of the merger. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, and these statements may not be realized. The following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that certain regulatory approvals and other conditions to the merger of BRBS and VCBS are not received or satisfied on a timely basis or at all; the receipt and timing of shareholder approvals; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger and otherwise; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” in BRBS’s registration statement when filed, which will be available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of BRBS or VCBS. Forward-looking statements are made only as of the date of this communication, and neither BRBS nor VCBS undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.

Market Cap(2): $110 Million Our Pro Forma Company 1, 94, 92 25, 27, 120 2, 152, 52 1, 2, 94 Pro Forma Highlights(1) New HQ BRBS (9) VCBS (7) Creates the 5th largest community bank headquartered in central Virginia & Shenandoah Valley(3) Pathway to $1 billion in total assets Potential listing on a national exchange Enhances BRBS’ prospects as a future consolidator VCBS low cost deposit base of 0.38% with a loan/deposit ratio below 80% Allows for relocation of corporate headquarters to Charlottesville, VA Complements existing footprint with natural expansion into attractive markets Significant accretion to pro forma profitability metrics (1) Based on bank level financials as of 3/31/2019 // (2) Based on 10-day VWAP of $19.69 as of May 10, 2019 // (3) Community banks include banks with less than $10 billion in total assets; central Virginia defined as the area from Fredericksburg to Culpeper in the north to Roanoke Rapids in the south to Martinsville in the West Source: S&P Global Market Intelligence Total Assets: Gross Loans: Total Deposits: $826 Million $635 Million $664 Million

Transaction Highlights Strategic Rationale Low Risk Profile Attractive Financial Returns Combination leads to scale of nearly $1 billion asset institution with potential listing on a national exchange that could lead to enhanced liquidity and valuation expansion Provides a low cost funding base to support growth of pro forma company (VCBS MRQ cost of funds of 0.38%) Charlottesville becomes headquarters, continuing expansion into high growth markets (Greensboro N.C. in Nov. 2018) Complementary enhancements of P-card, payroll services, insurance, mortgage, and 1031 services Provides a foothold in the attractive northern Virginia / Washington D.C. MSA (19.7% of VCBS deposits located in the Washington D.C. MSA(1)) Mid-teens EPS accretion once cost savings are fully realized EPS accretion well in excess of 20% on core bank earnings(2) Tangible book value dilution earned back in approximately 3.75 years(3) Earnback of core bank(2) of approximately 3.25 years (3) Significant enhancement to pro forma profitability metrics Estimated IRR in excess of 25% All key executives under contract Market proximity and BRBS acquisition experience mitigates integration and operational risk Deep relationship with VCBS management, including multi-year P-card business partnership Third party credit review with targeted examination by BRBS credit team (1) Per S&P Global Market Intelligence; data as of June 30, 2018 // (2) Core bank excludes income related to mortgage related activities // (3) Based on crossover method Source: S&P Global Market Intelligence

Building Virginia’s Premier Community Bank Virginia Community Bank Ranking(1) Central Virginia & Shenandoah Valley Community Bank Ranking(1)(2) (1) Community banks include banks with less than $10 billion in total assets // (2) Central Virginia defined as the area from Fredericksburg to Culpeper in the north to Roanoke Rapids in the south to Martinsville in the West Note: MRQ total assets are shown for bank level financials as of March 31, 2019 // Source: S&P Global Market Intelligence

Summary of Transaction Terms Acquiror: Blue Ridge Bankshares, Inc. (OTC Pink: BRBS) Target: Virginia Community Bankshares, Inc. (OTC Pink: VCBS) Consideration Mix: 60% Stock, 40% Cash Per Share Consideration: 3.05 shares of BRBS stock or $58.00 in cash Indicative Price Per Share: (1) $59.23 Transaction Value: (1) $42.5 million Valuation Multiples: (1) Price / Tangible Book Value: 1.80x Price / 2020 Earnings with 100% Cost Saves: 7.4x Core Deposit Premium: 9.2% (2) Pro Forma Ownership(3): 76.7% BRBS / 23.3% VCBS Board Seats: Three committed at the holding company and the bank Senior Management: Preston Moore will join as President – Central Virginia Region Tom Crowder will join as Executive Vice President of the Card Division Required Approvals: Customary regulatory approval and approval of BRBS and VCBS shareholders Expected Closing: Q4 2019 (1) Based on BRBS’s 10-day VWAP of $19.69 as of May 10th, 2019 (2) Deal value less target’s tangible common equity as a percentage of target’s core deposits (less than $250,000) (3) Represents pro forma ownership of common shares outstanding

Financial Impact

BLUE RIDGE BANK

Pro Forma Highlights

- Mid-teens EPS accretion once cost savings are fully realized
  - EPS accretion well in excess of 20% on core bank earnings(1)
- Tangible book value dilution earned back in 3.75 years(2)
  - Earnback of core bank(1) of approximately 3.25 years(2)
- Estimated IRR in excess of 25%

Pro Forma Capital at Close

- TCE / TA: ~8.0%
- Leverage Ratio: ~9.0%
- CET1 Capital Ratio: ~10.0%
- Tier 1 Capital Ratio: ~10.0%
- Total Capital Ratio: ~12.5%

Pro Forma Highlights

Cost Savings:	• **41% cost savings fully phased-in (100% in 2020 and thereafter)**	
Merger Related Expenses:	• **$3.2 million after-tax**	
Purchase Accounting Marks:	• **Total mark to loans:**	**($1.7) million (0.9% of loans)**
	• **Reversal of ALLL:**	**$1.7 million**
	• **Gross mark to CDs:**	**($0.5) million**
	• **Gross mark to securities:**	**($0.4) million**
	• **Gross real estate mark:**	**$2.7 million**
Core Deposit Intangible:	• **2.0% of Core Deposits (3)**	
Financing Contingencies:	• **None**	

(1) Core bank excludes income related to mortgage related activities // (2) Based on crossover method // (3) Defined as total deposits excluding all certificates of deposits

6

Provides a low cost funding base with a complementary enhancement of multiple noninterest income lines of business Concluding Thoughts Creates the 5th largest community bank headquartered in central Virginia and Shenandoah Valley that benefits from the scale of a nearly $1 billion institution(1) (1) Community banks include banks with less than $10 billion in total assets; central Virginia defined as the area from Fredericksburg to Culpeper in the north to Roanoke Rapids in the south to Martinsville in the West Potential listing on a national exchange that could lead to enhanced liquidity and valuation expansion Complements existing footprint while providing a foothold in the Washington D.C. MSA Financially attractive, providing enhancement to operating metrics Charlottesville becomes headquarters, continuing expansion into high growth markets

Appendix

VCBS Overview Financial Highlights Locations Map 7 full-service branches $222.8 million $252.3 million Louisa, Virginia 61 $168.1 million Chartered in 1976 History Footprint Deposits Assets Headquarters Employees Gross Loans Note: All financial information shown for bank level Source: S&P Global Market Intelligence

Standalone BRBS MRQ BRBS Yield on Loans: 5.40% Pro Forma Loan Profile MRQ VCBS Yield on Loans: 5.42% Standalone VCBS Pro Forma Note: Excludes purchase accounting adjustments Source: S&P Global Market Intelligence MRQ CRE Ratio: 243.4% MRQ CRE Ratio: 225.7%

Pro Forma Deposit Profile Standalone BRBS Standalone VCBS Pro Forma Note: Excludes purchase accounting adjustments Source: S&P Global Market Intelligence MRQ BRBS Cost of Deposits: 1.11% MRQ VCBS Cost of Deposits: 0.38% Pro Forma Cost of Deposits: 0.86%